Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

J. Stephen Feinour, Jr.
(215) 564-8521
jfeinourjr@stradley.com

April 25, 2018
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:	Ms. Alison White

Re:	OSI ETF Trust ("Registrant")
File No. 811-23167

Dear Ms. White:
On behalf of the Registrant, below are the Registrant's responses to the comments you provided to us telephonically with regard to Post-Effective Amendment No. 4 to the Registrant's Registration Statement on Form N-1A (the "Registration Statement"), filed with the U.S. Securities and Exchange Commission ("SEC") on February 14, 2018 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, relating to the registration of the following three series:
O'Shares FTSE U.S. Quality Dividend ETF
O'Shares FTSE Europe Quality Dividend ETF
O'Shares FTSE Asia Pacific Quality Dividend ETF

Below we have provided your comments (in bold) and the Registrant's response to each comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Philadelphia | Washington | New York | Chicago

Prospectus

O'Shares FTSE U.S. Quality Dividend ETF

Fees and Expenses, page 2

1.	Comment:
In light of the Fund's investments in ETFs and other investment companies, please clarify whether Acquired Fund Fees and Expenses ("AFFE") will be more than 0.01% of the Fund's average net assets and, if so, include a line item in the fee table disclosing the AFFE expected to be incurred by the Fund.

	Response:	AFFE for each Fund is currently estimated to be less than 0.01% of the Fund's average net assets. Therefore, an AFFE line item has not been included in any Fund's fee table.

Principal Investment Strategies, pages 1-2

2.	Comment:
Paragraph 4 states in part: "The U.S. Target Index is constructed using a proprietary, rules-based methodology designed to select equity securities from the FTSE USA Index that have exposure to the following three factors: 1) quality, 2) low volatility and 3) yield. … Consecutive 'factor tilts' are applied to the equity securities in the FTSE USA Index, resulting in the re-weighting of the equity securities according to the scores assigned to these factors." Please explain how the factor scoring system works (e.g., are the factors given equal weight).

	Response:	The following disclosure has been added:

Each company in the U.S. Target Index is "scored" individually on a scale of 0-1 for each factor. Each of those scores are then multiplied by each other to determine the final combined score for each company. The combined score for each company is then multiplied by its respective market capitalization weight in the FTSE USA Index.

3.	Comment:
Paragraph 4 states in part: "The 'quality' factor combines measures of profitability (return on assets, asset turnover ratio and accruals) and leverage." Please provide measures of "leverage" as you do for "profitability" and discuss how such measures are taken into account in determining "quality."

	Response:	The above-cited sentence has been revised as follows:

The "quality" factor is calculated by combining measures of profitability (return on assets, asset turnover ratio and accruals) and leverage (operating cash flow divided by total debt).

4.	Comment:	Paragraph 4 states in part: "The 'yield' factor is calculated using the company's twelve month trailing dividend yield." Please explain in plain English what a "trailing dividend yield" is.

	Response:	The above-cited sentence has been revised as follows:

The "yield" factor is calculated using the company's twelve month trailing dividend yield (the total dividends paid by the company over the previous twelve months divided by its stock price as of the index calculation date).

5.	Comment:
Paragraph 4 states in part: "The U.S. Target Index's investable universe includes real estate investment trusts ('REITs')." Please disclose whether the REITs in which the Fund invests are publicly traded or privately traded.

	Response:	Any REITs that the Fund invests in will be publicly traded. The disclosure has been revised as requested.

6.	Comment:
Paragraph 5 states in part: "The Fund may use either a replication strategy or representative sampling strategy in seeking to track the performance of the U.S. Target Index."  Please consider revising the disclosure regarding the Fund utilizing a replication strategy to align it with the terms of the Trust's exemptive relief.

	Response:	The following disclosure has been added as requested:

The Fund may use a representative sampling strategy when a replication strategy might be detrimental to shareholders, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow the U.S. Target Index (e.g., where the U.S. Target Index contains component securities too numerous to efficiently purchase or sell); or, in certain instances, when a component security of the U.S. Target Index becomes temporarily illiquid, unavailable or less liquid. The Fund may also use a representative sampling strategy to exclude less liquid component securities contained in the U.S. Target Index from the Fund's portfolio in order to create a more tradable portfolio and improve arbitrage opportunities.

7.	Comment:	Paragraph 8 states: "The Index Provider, in consultation with an affiliate of O'Shares Investment Advisers, LLC (the "Adviser"),

developed the U.S. Target Index methodology. The Index Provider is responsible for the ongoing maintenance, compilation, calculation and administration of the U.S. Target Index." Please supplementally inform the staff how the index was developed, and advise us as to whether the Index Provider is affiliated with the Trust, the Fund, the investment adviser, the portfolio manager(s) or the principals of any of these entities. Please advise the staff as to whether the Index Provider will continue to be in consultation with the affiliate of the Adviser in connection with any of its responsibilities for the ongoing maintenance, compilation, calculation and administration of the underlying index.  Will there be any restrictions on communications between the Index Provider, calculation agent, affiliate of the Adviser, and/or the Fund's portfolio managers?  If so, please describe any such restrictions in your response.

Response:
The Registrant has supplementally provided index methodology documentation that details the construction and management of each Fund's underlying index.  The Index Provider is not affiliated with the Trust, the Funds, the Adviser, the Sub-Adviser or the portfolio managers, or the principals of any of these entities.  While the Index Provider developed each target index in consultation with an affiliate of the Adviser (i.e., the Adviser affiliate provided input into the factor selection process and other elements of the methodology, with the Index Provider then developing index rules to reflect that information), the Index Provider is solely responsible for the ongoing maintenance, calculation and administration of the target index without the Adviser's or the Adviser affiliate's involvement.  Please see the index methodology documentation for additional detail.

Principal Investment Risks, pages 2-5

8.	Comment:	If the Fund's underlying index is currently concentrated in any specific industries, please identify those industries and add corresponding risk disclosure.

	Response:	The Funds' underlying indexes are currently not concentrated in any specific industries.

9.	Comment:	With respect to the "Index-Related Risk," if the underlying index is new, please include disclosure to that effect.

	Response:	The inception date of each underlying index is as follows:

Index	Inception Date
FTSE US Qual/Vol/Yield Factor 5% Capped Index	June 24, 2015
FTSE Developed Europe Qual/Vol/Yield Factor 5%	July 28, 2015

Capped Index
FTSE Developed Asia Pacific Qual/Vol/Yield Factor 5% Capped Index	July 28, 2015

As these underlying indexes are not new, no corresponding disclosure has been added.

10.	Comment:
With respect to the "REIT Risk," given that the Fund invests solely in U.S. issuers, is the reference to specific geographic areas applicable to the Fund? Please advise and revise the disclosure as necessary.

	Response:	The above-cited disclosure has been revised to reference specific geographic areas within the U.S.

11.	Comment:
With respect to the comments provided above with respect to the O'Shares FTSE U.S. Quality Dividend ETF, please note their applicability to the other Funds in the Registration Statement and revise the disclosure for those Funds accordingly.

	Response:	The Registrant will revise the disclosure for each Fund, as applicable.

O'Shares FTSE Europe Quality Dividend ETF

Principal Investment Risks, page 8

12.	Comment:	Please consider whether it is necessary to discuss the exit of the United Kingdom from the European Union in the "Foreign Investment Risk" in light of the discussion under the "Europe Risk."

	Response:	The disclosure has been removed from the Foreign Investment Risk.

O'Shares FTSE Europe Quality Dividend ETF and O'Shares FTSE Asia Pacific Quality Dividend ETF

Principal Investment Risks, pages 7-10 and 13-16

13.	Comment:	If the Funds are currently concentrated in specific countries or geographic regions other than those currently disclosed, please add corresponding principal investment strategy and risk disclosure.

	Response:	The Funds are not concentrated in any specific countries or geographic regions other than those that have currently been disclosed.

14.	Comment:	There are references to unsponsored American Depositary Receipts ("ADRs") in the Item 9 "Depositary Receipts Risk." If the Funds will invest in unsponsored ADRs as a principal investment strategy, please add corresponding principal investment strategy and risk disclosure.

Response:
The Funds currently do not expect to invest in unsponsored ADRs as a principal investment strategy and, therefore, no corresponding principal investment strategy and risk disclosure has been added at this time.

All Funds

15.	Comment:	It is unclear why the Funds' website indicates that the Funds commenced operations in 2015. Please advise.

Response:
The above-referenced information on the O'Shares ETF website relates to three series of FQF Trust sponsored by O'Shares Investments, Inc. (the "Target Funds").  The O'Shares FTSE U.S. Quality Dividend ETF, O'Shares FTSE Europe Quality Dividend ETF and O'Shares FTSE Asia Pacific Quality Dividend ETF series of the Registrant (the "Acquiring Funds") were established solely for the purpose of acquiring the assets and assuming the liabilities of the corresponding Target Fund and continuing the corresponding Target Fund's business, subject to Target Fund shareholder approval.

16.	Comment:
Please advise whether the Funds have obtained relief pursuant to Rule 19b-4 under the Securities Exchange Act of 1934 and, if not, whether the Registrant plans to delay effectiveness of the Registration Statement until such relief is obtained.

	Response:	The Funds intend to rely on the generic listing standards of NYSE Arca, Inc. and, therefore, no relief pursuant to Rule 19b-4 under the Securities Exchange Act of 1934 will be needed.

17.	Comment:	Please update the series and class identification numbers and ticker symbols in the EDGAR system.

	Response:	The information will be updated as requested.

18.	Comment:
On page 31, under the section "Investment Adviser and Sub-Adviser – Manager of Managers Structure," it states: "the Adviser and the Trust will seek an exemptive order from the SEC that will allow the Funds operate in a 'manager of managers' structure…" Please clarify the status of such exemptive relief.

Response:
The Board of Trustees of the Registrant has approved each Fund's operation in a manager of manager structure, and the sole initial shareholder of each Fund is expected to approve the Fund's operation in such structure prior to launch.  However, at this time, the Registrant has not yet submitted an application seeking such exemptive relief, but may do so in the future. Therefore, the above-cited disclosure has been revised as follows:

The Adviser and the Trust may seek an exemptive order from the SEC that would allow the Funds to operate in a "manager of managers" structure …

19.	Comment:
On page 33, under the section "Pricing of Fund Shares," there is a reference to the valuation of currency forward contracts.  If the Funds intend to invest in currency forward contracts as part of their principal investment strategies, please add corresponding principal investment strategy and risk disclosure.

Response:
The Funds do not currently intend to invest in currency forward contracts as part of their principal investment strategies.  Therefore, the above-cited sentence has been moved from the Prospectus to the Statement of Additional Information ("SAI").

20.	Comment:
On page 39, under the section "Service Providers – Index Provider," there is a reference to a sub-licensing agreement between the Adviser affiliate and the Trust. Please file such sub-licensing agreement as an exhibit to the Registration Statement.

	Response:	The form of sub-licensing agreement will be filed as an exhibit to the Registration Statement as requested.

Statement of Additional Information

21.	Comment:	Please disclose the subadvisory fee rate unless permitted to omit such information pursuant to appropriate exemptive relief.

	Response:	The disclosure has been added under the section "Information About Adviser and Sub-Adviser – Investment Sub-Advisory Agreement" as requested.

22.	Comment:
Please disclose any policies and procedures with respect to the receipt of compensation or other consideration by the Funds, their investment adviser or any other party in connection with the disclosure of portfolio securities in accordance with item 16(f)(1) of Form N-1A.

Response:
Each day the Funds are open for business, the Registrant publicly disseminates each Fund's full portfolio holdings as of the close of the previous day through its website.  No compensation or other consideration is currently received by the Fund, its investment adviser or any other party in connection with the disclosure of portfolio holdings information.  The

Registrant believes that the disclosure in the SAI under the section "Portfolio Holdings Disclosure Policy" adequately addresses the requirements of Item 16(f)(1) of Form N-1A.

23.	Comment:
The section "Transactions in Creation Units" on page 40 provides:  "Custom orders may be required to be received by the Distributor by 3:00 p.m. Eastern time to be effectuated based on the Fund's NAV on that Business Day." It appears that the Funds may impose an early cut-off time for certain orders. Please confirm that information regarding the Funds' basket assets and portfolio holdings are made publicly available sufficiently in advance of the cut-off time so that an authorized participant can consider such information before placing an order.

Response:
In addition to the daily dissemination of each Fund's full portfolio holdings as discussed in response to the previous comment, each day the Funds are open for business a portfolio composition file, which displays the names and quantities of the instruments comprising the In-Kind Creation Basket and In-Kind Redemption Basket, as well as the estimated Cash Component and Cash Redemption Amount (if any), for that day, is publicly disseminated prior to the opening of the Exchange via the NSCC. In light of the foregoing, the Registrant confirms that information regarding the Funds' basket assets and portfolio holdings are made publicly available sufficiently in advance of the cut-off time so that an authorized participant can consider such information before placing an order.

Part C

24.	Comment:	The list of exhibits to the Registration Statement references a Fee Waiver Agreement dated October 30, 2017. Please clarify whether there will be a fee waiver agreement for any of the Funds.

Response:
The Funds are not subject to a fee waiver agreement. The above-cited fee waiver agreement relates to the O'Shares FTSE Russell International Quality Dividend ETF (Currency Hedged) and O'Shares FTSE Russell Emerging Markets Quality Dividend ETF (Currency Hedged) series of the Registrant.

Signature Page

25.	Comment:	Please confirm that the principal accounting officer signs the Registration Statement.

	Response:	The Registrant confirms that the Registrant's Treasurer, as the principal accounting officer, signs the Registration Statement.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number.

Very truly yours,

/s/ J. Stephen Feinour, Jr.
J. Stephen Feinour, Jr.